SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES OF FORTY-NINETY-FIFTH MEETING OF THE FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

On the twenty-fifth day of June 2020, at 5:30 pm, through the Webex platform due to the restrictive measures to contain the covid-19 pandemic, the Eletrobras Fiscal Council met extraordinarily. The Chairwoman of the Fiscal Council, PATRICIA VALENTE STIERLI, and the Directors, EDUARDO COUTINHO GUERRA, GIULIANO BARBATO WOLF and THAIS MARCIA MATANO FERNANDES LACERDA, participated. Ms. Marcella Fuchs Salomão was appointed to act as secretary for this meeting. Agenda: 1. Participation in the 866th Meeting of Eletrobras Board of Directors. As result of the country’s emergency situation, the Securities and Exchange Commission issued Resolution No. 849, of March 31, 2020, based on Provisional Measure No. 931, of March 30, 2020, which extended the maximum period for holding ordinary general meetings of shareholders publicly-held companies. Accordingly, Eletrobras decided to revoke the call notice for the 60th AGM / 178th EGM released on March 27, 2020, in order to take the appropriate security measures for its employees and shareholders before a new call. Therefore, new internal approvals were required. In compliance with art. 163, Paragraph 3, of Law 6,404/1976, the Fiscal Council Members participated jointly with the Board of Directors, as of 4:30 pm on the present date, in the evaluation meeting of the new Management proposal for the next AGM/E of the Company. The Financial Board, represented by Paula Prado Rodrigues Couto, Investor Relations Superintendent, presented the points of change in relation to the matter approved in March 2020. It was also confirmed that there were no changes in the financial statements, in the proposal for the allocation of net income for the year and in the distribution of dividends. The new Management proposal was unanimously approved by the Board of Directors. 2. Validation of previous opinions. Subsequently, the Directors met separately to assess the opinion issued (related to the 2019 Financial Statements and the capital budget) on the occasion of the first call for the AGM/E of Eletrobras on March 27, having decided to ratify the aforementioned documents. There being no further business to discuss, Ms. President declared the meeting closed, determining the drawing up of these Minutes, which, after being read and approved, were signed by those presente and me, Marcella Fuchs Salomão, Secretary.

PATRICIA VALENTE STIERLI	EDUARDO COUTINHO GUERRA
Chairwoman of Fiscal Council	Advisor

GIULIANO BARBATO WOLF	THAÍS MÁRCIA F. MATANO LACERDA
Advisor	Advisor

MARCELLA FUCHS SALOMÃO
Secretary

Classificação: Confidencial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.